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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                  [X] FORM 10-Q

                  For the quarterly period ended: June 30, 1999


                        Commission file number: 811-6268


Part I. - Registrant Information

                             SBM CERTIFICATE COMPANY
             (Exact name of registrant as specified in its charter)

              MINNESOTA                                      41-1671595
    (State or other jurisdiction of                      (I.R.S. Employer
    incorporation or organization)                       Identification No.)

        515 WEST MARKET STREET
         LOUISVILLE, KENTUCKY                                  40202
 (Address of principal executive offices)                    (Zip Code)


Registrant's telephone number, including area code:  (502) 582-7900









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Part II-Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; [x]

       (b) The subject annual report, semi-annual report, transaction report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and [x]

       (c)  The accountant's statement or other exhibit required by Rule 12b-25
            (c) has been attached if applicable. [ ]

Part III--Narrative

     State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed period.

     ARM Financial Group, Inc. ("ARM"), the parent company of SBM Certificate Company (the "Company"), has devoted substantial resources towards significant transactions which include restructuring its institutional business and positioning its retail business and technology operations for the sale of ARM and its subsidiaries. Under normal circumstances, many of these same resources would be devoted to preparation of the Company's Form 10-Q. ARM would not be able to devote sufficient resources towards progress on the significant transactions and file the Company's Form 10-Q by the date required without unreasonable effort or expense.

Part IV--Other Information

    (1) Name and telephone number of person to contact in regard to this notification.

Barry G. Ward, Controller
(502) 582-7934

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    (2)  Have all other periodic reports required under section 13 or 15 (d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
         [x] Yes [ ] No

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
         [ ] Yes [x] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             SBM Certificate Company

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized, on August 16, 1999.


                                          SBM CERTIFICATE COMPANY

                                          By:  /s/ EDWARD L. ZEMAN
                                             ---------------------
                                          Edward L. Zeman
                                          Executive Vice President and
                                          Chief Financial Officer
                                          (Principal Financial Officer)


                                          By:  /s/ BARRY G. WARD
                                             -------------------
                                          Barry G. Ward
                                          Controller
                                          (Principal Accounting Officer)